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                         INTERNATIONAL HOME FOODS, INC.
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

EXHIBIT 12    RATIO OF EARNINGS TO FIXED CHARGES

                                                                Nine Months Ended
                                                       September  30,       September 30,
                                                            1997               1996
                                                       --------------       ------------
     Income before provision for income taxes             $10,324            $119,744

     Add:

         Interest on term loans and notes                  75,488                  --

         Amortization of debt cost                          3,747                  --

         Interest Portion of rentals                          489                 471
                                                          -------            --------
     Income as adjusted                                   $90,048            $120,215


       Fixed Charges

         Interest on term loans and notes                 $75,488                  --

         Amortization of debt costs                         3,747                  --

         Interest Portion of rentals                      $   489            $    471
                                                          -------            --------
       Total fixed charges                                $79,724            $    471

       Ratio of Earnings to Fixed Charges                    1.13              255.23
                                                          =======            ========



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